January 17, 2008

Jennifer Magro
Chief Financial Officer
Salomon Smith Barney Diversified 2000 Futures Fund L.P.
c/o Citigroup Managed Futures LLC
731 Lexington Ave. – 25th Floor
New York, New York 10022

> **Re: Salomon Smith Barney Diversified 2000 Futures Fund L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 14, 2007**
> **File No. 000-30455**

Dear Ms. Magro:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief